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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1

                 TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)

                        ---------------------------

                      DAIMLER-BENZ AKTIENGESELLSCHAFT
                         (Name of Subject Company)

                             DAIMLERCHRYSLER AG
                                  (Bidder)
                        ---------------------------

                       ORDINARY SHARES, NO PAR VALUE
                                    and
                         AMERICAN DEPOSITARY SHARES
             EACH REPRESENTING ONE ORDINARY SHARE, NO PAR VALUE
                       (Title of Class of Securities)

                        ---------------------------

                                D16668 10 1
                      (CINS Number of Ordinary Shares)
                                    and
                                233829 30 8
                (CUSIP Number of American Depositary Shares)

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                           MR. TIMOTHEUS R. POHL
                   DAIMLER-BENZ NORTH AMERICA CORPORATION
                              375 PARK AVENUE
                          NEW YORK, NEW YORK 10152
                                    USA
                               (212) 909-9700

    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                        ---------------------------

                                 Copies to:

          J. MICHAEL SCHELL, ESQ.                   DR. SIEGFRIED SCHWUNG
          MARGARET L. WOLFF, ESQ.              DAIMLER-BENZ AKTIENGESELLSCHAFT
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             EPPLESTRASSE 225
            919 THIRD AVENUE                           70567 STUTTGART
         NEW YORK, NEW YORK 10022                         GERMANY
                   USA                                 011-49-711-17-0
             (212) 735-3000


                              OCTOBER 30, 1998

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           This Amendment No. 2 to the Tender Offer Statement on Schedule
 14D-1 (the "Schedule 14D-1") of DaimlerChrysler AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("DaimlerChrysler AG"), initially filed on September 24, 1998, relates to the offer by DaimlerChrysler AG (i) to exchange one Ordinary Share, no par value (a "DaimlerChrysler Ordinary Share"), of DaimlerChrysler AG for each outstanding Ordinary Share, no par value (a "Daimler-Benz Ordinary Share"), of Daimler-Benz Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Daimler-Benz"), and (ii) to exchange one DaimlerChrysler Ordinary Share for each outstanding American Depositary Share of Daimler-Benz, each representing one Daimler-Benz Ordinary Share (a "Daimler-Benz ADS"); provided that, if at least 90% of the then issued and outstanding Daimler-Benz Ordinary Shares, including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs, are tendered, then each exchanging holder will receive 1.005 DaimlerChrysler Ordinary Shares, upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated September 24, 1998, of DaimlerChrysler AG and in the related Letter of Transmittal.

 ITEM 10.  ADDITIONAL INFORMATION.

           Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented as follows:

                "On October 14, 1998, an action was filed with the regional court in Stuttgart, Germany, by a purported stockholder of Daimler-Benz, Isabel Siebicke, naming DaimlerChrysler AG and Daimler-Benz as defendants. Plaintiff is seeking the following relief: (1) that the court find that the resolution adopted at the meeting of Daimler-Benz stockholders on September 18, 1998 which approved the business combination of Daimler-Benz and Chrysler is null and void or ineffective, (2) that the court find that the resolutions adopted at a meeting of DaimlerChrysler AG stockholders to increase the capital stock through a contribution-in-kind of shares of Chrysler and Daimler-Benz are null and void or ineffective, and (3) that the court find that the resolution adopted at the meeting of Daimler-Benz stockholders on September 18, 1998 which approved the merger of Daimler-Benz and DaimlerChrysler AG is null and void or ineffective. Each of DaimlerChrysler AG and Daimler-Benz believes that the allegations set forth in this action are without merit and intends to defend against such allegations vigorously.

                On October 17, 1998, an action was filed with the regional court in Stuttgart, Germany, by a purported stockholder of Daimler-Benz, Dr. Ekkehard Wenger, naming Daimler-Benz as defendant. Plaintiff is seeking that the court find that the resolution adopted at the meeting of Daimler-Benz stockholders on September 18, 1998 which approved the German Merger Agreement providing for the merger of Daimler-Benz and DaimlerChrysler AG be declared null and void. Daimler-Benz believes that the allegations set forth in this action are without merit and intends to defend against such allegations vigorously.

                Daimler-Benz does not believe that this litigation should affect either the Daimler-Benz Exchange Offer or the Chrysler Merger or the timing of completion of either of them."



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                 DaimlerChrysler AG



                                 By: /s/ Dr. Thomas Sonnenberg
                                    -------------------------------
                                    Dr. Thomas Sonnenberg
                                    Member of the Management Board




 Dated: October 30, 1998